A subsidiary of Bank of America Corporation
Merrill Lynch Alternative Investments Fund Administration 1500 Merrill Lynch Drive Pennington, NJ 08534

December 17, 2014

Via Edgar

Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	ML Select Futures I L.P. Form 10-K for the fiscal year ended December 31, 2013 Filed on March 25, 2014 File No. 000-50269

Dear Mr. Woody:

Merrill Lynch Alternative Investments LLC (“MLAI”), the general partner of ML Select Futures I, L.P.   (the “Fund”), thanks you for your letter of November  6, 2014, providing comment to the above referenced filing. On behalf of the Fund, MLAI has reviewed the comment and has provided the response below. For your convenience, we have included the comment below in bold with the corresponding response.

Form 10-K for the fiscal year ended December 31, 2013

Item 9A: Controls and Procedures, page 40

1.           Please amend your filing to include management’s assessment of internal control over financial reporting for the most recent period presented within your financial statements.

The Fund will file an Amendment to its Form 10-K for the fiscal year ended December 31, 2013, amending Item 9A to correct a date reference from “December 31, 2012” to “December 31, 2013.”

In connection with your comment letter and the filing noted above, the Fund acknowledges the following:

1.	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Barbra E. Kocsis
Barbra E. Kocsis Chief Financial Officer Merrill Lynch Alternative Investments LLC General Partner of ML Select Futures I L.P.